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                                                                    Exhibit 4(f)

Kemper Investors Life Insurance Company
1 Kemper Drive
Long Grove, Illinois 60049-0001

SIMPLE IRA -
INDIVIDUAL RETIREMENT ANNUITY SUPPLEMENTAL RIDER

This Rider forms a part of the contract to which it is attached. It is issued by Kemper Investors life Insurance Company (we, us, ours) to provide an Individual Retirement Annuity ("IRA") as described under Section 408(b) of the Internal Revenue Code, as amended ("Code"). The contract is amended as follows:

Section 1.
OWNERSHIP - EXCLUSIVE BENEFIT - TRANSFERABILITY - NON FORFEITURE - NON
ASSIGNABLE

The annuitant (you, your, yours) will be the owner of this IRA. This IRA is established for the exclusive benefit of you and your beneficiaries. Your interest in this IRA can not be: transferred; forfeited; assigned; discounted; borrowed against; or pledged as security for any purpose.

Section 2.
PREMIUM PAYMENTS - LIMITATIONS

This SIMPLE IRA will accept only cash contributions made on behalf of the owner pursuant to the terms of a SIMPLE IRA Plan described in section 408(p) of the Internal Revenue Code. A rollover contribution or a transfer of assets from another SIMPLE IRA of the owner will also be accepted. No other contributions will be accepted.

Any refund of premiums will be applied, before the close of the calendar year that follows the year of the refund, toward; a. the payment of future contributions; or b. the purchase of increased benefits. This does not apply to premiums that can be attributed to excess contributions.

If contributions made on behalf of the owner pursuant to a SIMPLE IRA Plan maintained by the owner's employer are received directly by us from the employer, we will provide the employer with the summary description required by section 408(1)(2) of the Internal Revenue Code.

Section 3.
TIME AND MANNER OF DISTRIBUTION

Prior to the expiration of the 2-year period beginning on the date the owner first participated in any SIMPLE IRA Plan maintained by the owner's employer, any rollover or transfer by the owner of funds from this SIMPLE IRA must be made to another SIMPLE IRA of the owner. Any distribution of funds to the owner during this 2-year period may be subject to a 25-percent additional tax if the owner does not roll over the amount distributed into a SIMPLE IRA. After the expiration of this 2-year period, the owner may roll over or transfer funds to any IRA of the owner that is qualified under section 408(a) or (b) of the Internal Revenue Code.

If this SIMPLE IRA is maintained by a designated financial institution (within the meaning of section 408(p)(7) of the Internal Revenue Code) under the terms of a SIMPLE IRA Plan of the owner's employer, the owner must be permitted to transfer the owner's balance without cost or penalty (within the meaning of section 408(p)(7)) to another IRA.

Notwithstanding any provision herein to the contrary, distribution of your interest under this Section and Section 4 will be made in accordance with the minimum distribution rules of Sections 401(a)(9), 408(a)(6) and 408(b)(3) of the Code and the regulations thereunder. This includes the incidental death benefit provisions of Section 1.401(a)(9)-2 of the proposed regulations.
All of these are herein incorporated by reference.

Distribution of your interest must start by the first day of April after the calendar year in which you attain age 70 1/2. The election of one of the pay out options must be made at least 60 days prior to the date it is to begin. For each succeeding year, distribution must be made on or before December 31. The pay out option elected must result in distribution of equal or substantially equal payments which conform with one of the following: a. over your life; b. over your life and the life of your designated beneficiary; c. over a specified period that may not be longer than your life expectancy; d. over a specified period that may not be longer than the joint life and last survivor expectancy of you and your designated beneficiary. A single sum payment may also be elected.

If payments under a chosen option are guaranteed, the period of guarantee may not exceed your expected life, or the expected lives of the joint and last survivor of you and the secondary annuitant. This limit also applies to Option 1 under the contract.

Section 4.
DISTRIBUTION UPON DEATH

a. Immediate Annuity Contracts

If this Rider is attached to an Immediate Annuity Contract and you die, distribution will continue to be made, if due, as provided in the contract.

b. Other Annuity Contracts

If this Rider is not attached to an Immediate Annuity Contract, the rules that follow will apply.

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If you die after distribution has begun, the unpaid portion of your interest that remains will continue to be paid under the pay out option in effect.

If you die before a pay out option has begun, the entire interest that remains must be distributed in accordance with one of the provisions that follow:

1. Your entire interest will be paid to the beneficiary by December 31 of the year containing the fifth anniversary of your death.

2. If your interest is payable to a beneficiary who is not your surviving spouse, and you have not elected b.1. of this section, then the entire interest will be distributed under option 3 of the contract starting no later than December 31 of the year that follows the year of your death. The period of guarantee will be lesser of: a. ten years; or b. the expected life of the beneficiary.

3. If the beneficiary is your surviving spouse, the spouse may receive pay out under: Option 2 or 3 of the contract; or b.1. of this section; or the spouse may treat the contract as his or her own IRA. This election will be deemed to have been made if such surviving spouse: makes a regular IRA contribution to the contract; makes a rollover contribution to or from the contract; or fails to elect any other option provided. Payments under Option 2 or 3 must start prior to December 31st of the year in which you would have attained age 70 1/2. The surviving spouse must elect this option within 300 days after your death. If not, we will pay out under the method of b.2. of this section.

4. The entire interest will be paid in a lump sum to your estate if: a. you have not designated a beneficiary prior to your death; or b. the beneficiary does not survive you.

Section 5.
REPORTS

We will send you an annual report on this IRA.

Section 6.
AMENDMENTS

We will send you a copy of any amendment needed to maintain the contract on a tax-qualified basis in a timely manner. It will be deemed accepted by you unless you return it to us within ten days of the time you receive it.

Section 7.
OTHER ITEMS

The term Immediate Annuity Contract means an annuity contract which at issue provides that a payout of benefits is scheduled to start within eleven months of its effective date. Unless otherwise provided, you must make an election at least 60 days before a pay out is to start. The election is made by sending us a request in writing. An election takes effect only if we receive it while you are alive.

An individual may satisfy the minimum distribution requirements under Sections 408(a)(6) and 408(b)(3) of the Code by receiving a distribution from one IRA that is equal to the amount required to satisfy the minimum distribution requirements for two or more IRAs. For this purpose, the owner of two or more IRAs may use the "alternative method" described in Notice 88-38, 1988-1 C.B. 524, to satisfy the minimum distribution requirements described above.

Life expectancy and joint and last survivor expectancy are computed by the use of the return multiples contained in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Life expectancies will be calculated using your or your beneficiary's attained age at the time distribution is required to begin.

In the event of conflict between the foregoing provisions of this Rider and any provision of the contract, the Rider will override the contract. All other provisions of the contact remain in full force and effect.

Signed for the Kemper Investors Life Insurance Company at its home office in Long Grove, Illinois.




                /s/ Debra P. Rezabek                      /s/ Gale K. Caruso
                Secretary                                 President